

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

July 31, 2012

Via Email
David A. Bell
Fenwick & West LLP
Silicon Valley Center
801 California Street
Mountain View, CA 94041

     Re: Meru Networks, Inc.
              Schedule TO-I filed July 26, 2012
              SEC File No. 5-85412

Dear Mr. Bell:

The staff in the Office of Mergers and Acquisitions in the Division of Corporation Finance has conducted a limited review of the filing listed above. The scope of our review is limited to the matters identified below. All defined terms have the same meaning as in your filing, unless otherwise noted.

Please respond to this letter promptly by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Schedule TO-I – Exhibit (a)(1)(A) Offering Memorandum

1. The first sentence of the Offering Memorandum states that Meru Networks "and certain subsidiaries" are offering employees holding Eligible Options the ability to participate in the Offer. Identify the subsidiaries that are participating in this Offer, specify their role in the Offer and their relationship to Meru. In addition, clarify who issued the Eligible Options and who will issue the New Options as to participating

employees (Meru or the certain subsidiaries). We may have additional comments after reviewing your response.

Summary Term Sheet – Who is eligible to participate?, page 1

2. You state that otherwise eligible employees in a number of listed countries are not able to participate in the Offer because "we have determined that the Offer would not achieve its compensatory purposes in these jurisdictions." In your response letter, expand to explain what specific compensatory purposes would not be served and why.

How do I participate in the Offer?, page 4

3. We note that you distributed the Offering Memorandum by sending Eligible Employees an email with a link to the offer materials. In your response letter, tell us why this is an appropriate method of dissemination given the nature of the employment of the Eligible Employees and your history of communications with them via email. We may have further comments.

Please amend the filing in response to the above comments. We may have further comments upon receipt of your amendment; therefore, please allow adequate time after the filing of the amendment for further staff review.

Furnish a response letter with the amendment and provide any supplemental information requested. You should transmit the letter via EDGAR under the label "CORRESP." In the event that you believe that compliance with our comments is inappropriate, provide a basis for such belief to the staff in the response letter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company is in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- Meru Networks is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing. Please direct any questions about these comments or your filing to me at 202-551-3263.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and
Acquisitions